                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 4)1

                               LIQUID AUDIO, INC.
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                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
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                         (Title of Class of Securities)

                                   53631T 10 2
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                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 25, 2001
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             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the
following box |_|.

            NOTE.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

--------
     1      The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  SEE the NOTES).

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CUSIP No. 53631T 10 2                13D             Page 2 of 7 Pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 STEEL PARTNERS II, L.P.
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
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     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
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     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
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     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,866,366
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,866,366
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,866,366
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     8.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                ----------------------------------
CUSIP No. 53631T 10 2                13D             Page 3 of 7 Pages
------------------------------                ----------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,866,366
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,866,366
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,866,366
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     8.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 53631T 10 2                13D             Page 4 of 7 Pages
------------------------------                ----------------------------------

            The following constitutes Amendment No. 4 ("Amendment No. 4") to the
Schedule 13D filed by the undersigned.  This Amendment No. 4 amends the Schedule
13D as specifically set forth.

   Item 4 is hereby amended to add the following:

                 On October 25,  2001,  Steel  Partners II delivered a letter to the Issuer acknowledging the Issuer's press release responding to Steel Partners
II's all cash,  conditional  offer to acquire all the Issuer's capital stock for
$3.00 per share.  A copy of the letter is filed as an exhibit to this  Amendment
No. 4 and  incorporated  herein by reference.  Steel Partners II stands ready to meet with the Board of  Directors  in order to discuss the terms of the proposed transaction.

   Item 7 is hereby amended to add the following exhibit:

                5.     Letter  from  Steel  Partners  II,  L.P.  to the Board of
                       Directors of Liquid Audio, Inc., dated October 25, 2001.

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CUSIP No. 53631T 10 2                13D             Page 5 of 7 Pages
------------------------------                ----------------------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2001                      STEEL PARTNERS II, L.P.

                                             By: Steel Partners, L.L.C.
                                                 General Partner

                                             By: /s/ Warren G. Lichtenstein
                                                 ---------------------------
                                                 Warren G. Lichtenstein
                                                 Chief Executive Officer

                                             /s/ Warren G. Lichtenstein
                                             ---------------------------
                                             WARREN G. LICHTENSTEIN

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CUSIP No. 53631T 10 2                13D             Page 6 of 7 Pages
------------------------------                ----------------------------------

                                  EXHIBIT INDEX

Exhibit                                                                 Page
-------                                                                 ----
1.          Joint Filing Agreement, dated July 26,
            2001 (previously filed).

2.          Letter from Steel Partners II, L.P. to
            the Board of Directors of Liquid
            Audio, Inc., dated September 10, 2001
            (previously filed).

3.          Letter from Steel Partners II, L.P. to
            certain officers and directors of
            Liquid Audio, Inc., dated October 3,
            2001 (previously filed).

4.          Letter from Steel Partners II, L.P. to
            the Board of Directors of Liquid
            Audio, Inc., dated October 22, 2001
            (previously filed).

5.          Letter from Steel Partners II, L.P. to                         7
            the Board of Directors of Liquid
            Audio, Inc., dated October 25, 2001.

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CUSIP No. 53631T 10 2                13D             Page 7 of 7 Pages
------------------------------                ----------------------------------

                             STEEL PARTNERS II, L.P.
                              150 EAST 52ND STREET
                                   21ST FLOOR
                            NEW YORK, NEW YORK 10022
                                    --------
                               TEL (212) 813-1500
                               FAX (212) 813-2198

October 25, 2001

Board of Directors
Liquid Audio, Inc.
800 Chesapeake Drive
Redwood City, CA 94063

            Attention:   Gerald Kearby, Chairman of the Board of
                         Directors and Chief Executive Officer

Dear Mr. Kearby:

            We acknowledge  the press release issued by Liquid Audio,  Inc. (the
"Company") on October 24, 2001 in response to our all cash, conditional offer to acquire all of the Company's  outstanding  capital stock.  We would like to meet with  the  Company's  Board  of  Directors  on or  prior to the date of its next meeting to discuss our offer. If the Board can demonstrate to us at such meeting that there is additional  value inherent in the Company that we do not currently recognize, we would consider increasing our offer.

            As we  noted in our  letter  of  October  22,  2001,  time is of the essence as the Company's value diminishes  daily. We look forward to meeting you and the Board and hope this process moves forward quickly.

                                              Respectfully,

                                              /s/ Warren G. Lichtenstein
                                              --------------------------
                                              Warren G. Lichtenstein,
                                              Managing Member of Steel Partners,
                                              L.L.C., General Partner